Exhibit 99.6

Emera Reports Q3 2011 Earnings

HALIFAX, Nova Scotia, November 4, 2011 (EMA-TSX): Emera Inc.’s consolidated net earnings were $40.8 million in Q3 2011, compared to $40.3 million in Q3 2010. Higher earnings primarily resulted from increased investment in the Caribbean, offset by the impact of the reversal of 2010 mark-to-market accounting gains at Bayside Power, and higher foreign exchange expense due to a weaker Canadian dollar as at September 30, 2011. Earnings per share were $0.33 in Q3 2011 and $0.35 in Q3 2010, reflecting the impact of additional common shares issued in Q1, 2011.

Year-to-date consolidated net earnings were $194.3 million or $1.61 per share, compared to $166.6 million or $1.51 per share for the same period in 2010, excluding the effect of mark to market accounting adjustments in Bear Swamp. The net earnings amounts include after-tax accounting gains of $41.1 million in 2011, and $22.5 million in 2010. Cash flows from operations increased 52% to $361.7 million for the nine months ended September 30, 2011 compared to $238 million for the same period last year.

“There were several important developments at Emera in Q3”, said Chris Huskilson, President and CEO of Emera Inc. “Our largest subsidiary, Nova Scotia Power, reached a settlement with customer representatives on 2012 electricity rates, which is now being considered for approval by the Utility and Review Board. We have made substantive progress on the financial, technical, environmental and government relations fronts on the Lower Churchill project. We are diligently working through the regulatory proceedings relating to our First Wind investment with Algonquin, and the Board of Directors increased Emera’s annual common share dividend by $0.05 to $1.35 per share, supported by the Company’s strengthening cash flows.”

Nova Scotia Power Inc. contributed $21.0 million to consolidated net earnings in Q3 2011, compared to $18.6 million in Q3 2010. The increase was primarily due to decreased income tax and operating, maintenance and general expenses, partially offset by decreased electric margin.

Maine Utility Operations contributed $9.4 million to consolidated net earnings in Q3 2011 compared to $11.5 million for the same period in 2010. The decrease is due to lower revenue as a result of cooler temperatures which reduced cooling load in this summer peaking region.

Caribbean Utility Operations contributed $10.7 million to consolidated net earnings in Q3 2011 compared to $2.8 million in Q3 2010. The increase is due to increased investments in both Grand Bahama Power Company and Barbados Light and Power.

Pipelines contributed $7.0 million to consolidated net earnings in Q3 2011 compared to $8.1 million in Q3 2010. The decrease was primarily due to changes in the mark-to-market of currency hedges and a decrease in financing income.

Emera’s Services Renewables and Other investments contributed $2.3 million to consolidated net earnings in Q3 2011 compared to $6.7 million in Q3 2010. The decrease was primarily due to the reversal of 2010 mark-to-market accounting gains at Bayside Power.

Forward Looking Information

This news release contains forward looking information. Actual future results may differ materially. Additional information related to Emera, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Teleconference Call

The company will be hosting a teleconference at 4:00 pm Atlantic time today (3:00 pm Toronto/Montreal/New York; 2:00 pm Winnipeg; 12:00 pm Vancouver) to discuss the Q3 2011 financial results.

Analysts and other interested parties wanting to participate in the call should dial 1-866-225-0198 (in Toronto 416-340-8061) at least 10 minutes prior to the start of the call. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback toll-free at 1-800-408-3053 (in Toronto 905-694-9451), access code 7847722# (available until midnight, Friday, November 18, 2011). The teleconference will also be web cast live at emera.com and available for playback for one year.

About Emera

Emera Inc. is an energy and services company with $6.8 billion in assets and 2010 revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA and EMA.PR.A. Additional information can be accessed at www.emera.com, www.sedar.com, or on www.sec.gov.

For more information, please contact:

Jill MacDonald, CA

Manager, Investor Relations

(902) 428-6486